

December 22, 2010

Via U.S. Mail and Facsimile to 561-314-4667
Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

      Re: DNA Brands, Inc.
              Current Report on Form 8-K
              As amended by Amendment No. 2
              Filed December 8, 2010
              File No. 000-53086

Dear Mr. Marks:

We have reviewed your letter dated December 8, 2010, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 8-K/A filed on December 8, 2010

2. Restatement, page F-10

1. When debt is extinguished through the issuance of stock of the debtor, and the extinguishment/conversion is not in accordance with its original terms, a gain or loss is recognized for the difference between the reacquisition price and the net carrying amount. Refer to ASC 470-50-40-2. The reacquisition price is determined by the fair value of the stock issued or the fair value of the debt, whichever is more clearly evident (ASC 470-50-40-3). Please explain why the conversion into common shares of loans payable to officers, which do not appear to have been issued with conversion terms, should be accounted for at the carrying value of the loans payable as opposed to the fair value of the shares issued, or reverse your restatement. Include reference to authoritative literature used as guidance.

Consolidated Balance Sheets, page F-24

2. The capital balances in your balance sheet do not reconcile to the balances reported in your Form 10-Q for the fiscal quarter ended September 30, 2010. Based on your disclosure on page 20, it appears that they have been adjusted to correct an error related to the exchange ratio used in you reverse recapitalization transaction. Please provide footnote disclosure discussing the adjustments to your capital accounts.

3. Equity, page F-36

3. We note your response to comment eight from our prior comment letter dated November 3, 2010. The disclosure in this footnote, as well as the disclosure in the Equity footnote on page 13 of your Form 10-Q for the fiscal quarter ended September 30, 2010, still do not appear to reconcile to your balance sheets. Please explain and revise, as appropriate.

4. It is unclear how your reverse recapitalization transaction is reflected in the activity between December 31, 2009 and September 30, 2010 presented in your disclosure. To help us better understand the changes in your capital accounts as a result of your reverse recapitalization transaction, please provide a rollforward schedule similar to the statement of changes in stockholder's equity (deficit).

10. Convertible, subordinated debentures, net of discount, page F-34

5. We note your response to comment four from our prior comment letter dated November 3, 2010. Please explain why the number of shares issued to convert your convertible subordinated debentures during May and June of 2010 does not reconcile to the disclosure in your Form 10-Q for the fiscal quarter ended September 30, 2010, and revise your filing(s) as appropriate.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director